Gary R. Henrie

Attorney at Law

Licensed in Nevada and Utah

General Delivery Telephone:  307-200-9415

Alpine, Wyoming 83128 E-mail:  grhlaw@hotmail.com

December 2, 2019

Division of Corporation Finance

United States Securities & Exchange Commission

Washington, D.C. 20549

RE: MJ Harvest, Inc.

Registration Statement on Form S-1

Filed October 2, 2019

File No. 333-234048

Dear Sir or Madam:

This letter is in response to the comment letter dated October 28, 2019, regarding the above referenced S-1 Registration Statement. For ease of reference, the original text of the comments is included immediately preceding the response. Your attention to the amended copy of the Registration Statement is appreciated. Where appropriate, the page references of the First Amendment are referred to in the responses.

Cover Page

1.	It appears that you qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act. Please revise your prospectus to:
•	Check the appropriate box on the registration statement cover page;
•	Describe how and when a company may lose emerging growth company status;
•	Briefly describe the various exemptions that are available to you, such as an exemption from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14(a) and (b) of the Securities Exchange Act of 1934;
•	State your election under Section 107(b) of the JOBS Act;
•	If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or
•	If you have elected to avail yourself of the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Also state that as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.

RESPONSE: The requested changes have been made. We checked the emerging company box on the cover page, added a note on the cover page of the prospectus, added a description to Corporate Information on page 3, and added a risk factor on page 7. The information added includes our intention to be subject to the extended transition period, and the revised accounting standards, and notes that our financial statements may not be comparable to those of companies that are not subject to the exemptions.

2.	You disclose that the selling security holders may sell some or all of their shares at prevailing market prices. Please revise here, and make corresponding changes elsewhere in the prospectus, to disclose a fixed price at which shares will be sold until your shares are listed on a national securities exchange or quoted on the OTC Bulletin Board, OTCQX or OTCQB, at which time they may be sold at prevailing market prices or in privately negotiated transactions. Refer to Item 501(b)(3) of Regulation S-K.

RESPONSE: The requested changes have been. We have established a trading price of $1.50 per share for this purpose. We also anticipate that we will seek to qualify for OTCBB or OTCQB status as soon after the effective date as possible.

Special Note Regarding Forward-Looking Statements, page 3

3.	Please note that reliance upon the safe harbor protections for forward-looking statements under the Private Securities Litigation Reform Act is not permitted in initial public offerings. See Section 27A of the Securities Act of 1933. Please either delete any references to the Private Securities Litigation Reform Act or make clear that the safe harbor does not apply to this offering. Also, please move this section to a location after the risk factors section.

RESPONSE: The requested changes have been. The “Forward-Looking Statements” language has been revised and the section has been moved to follow risk factors.

Prospectus Summary MJ Harvest, Inc., page 3

4.	Please disclose the basis for and the assumptions underlying your belief that sales will ramp up significantly in calendar year 2019 and that you expect to experience additional growth over the next three years. Clarify, if true, that there can be no assurances that your sales will increase in calendar year 2019.

RESPONSE: The language on page 2 has been revised to clarify the basis for the expected ramp up in sales.

Risk Factors, page 5

5.	Please add a risk factor that discusses the concentration of ownership of your common stock among your existing officers, directors and principal stockholders.

RESPONSE: A risk factor has been added on page 6 to address concentration of ownership.

6.	Please add a risk factor that addresses the exclusive forum provision in your bylaws. Further, we note that your forum selection provision designates state and federal courts for Clark County, Nevada as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly.

RESPONSE: We have amended our Bylaws to clarify that the exclusive forum provision does not apply to any matter brought under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended. The amended bylaws are files with the First Amendment as an Exhibit.

7.	Please add a risk factor discussing the potential impact of the imposition of tariffs on your business. We note that you utilize Chinese vendors for manufacturing a significant portion of the products you sell.

RESPONSE: A risk factor on the impact of tariffs has been added on page 5.

8.	We note that each of Messrs. Bilton, Herr and Cornwell appear to be engaged in outside business activities. Please add a risk factor disclosing any potential conflicts of interest that may arise from their business activities and the number of hours per week they will devote to the company’s business. Please disclose whether you have policies in place regarding the manner in which your management will resolve the types of conflicts of interest that you describe in this risk factor.

RESPONSE: A risk factor describing the potential conflicts of interest has been added on page 6.

9.	Please tell us whether you plan to register your class of common stock under the Exchange Act. If you do not plan to file an Exchange Act registration statement, include a risk factor alerting investors that you will only be subject to the reporting obligations under Section 15(d) of the Exchange Act. The risk factor should explain the effect on investors of the automatic reporting suspension under Section 15(d) of the Exchange Act, as well as the inapplicability of the proxy rules, Section 16 of the Exchange Act and the majority of the tender offer regulations.

RESPONSE: A risk factor with this information has been added on page 7.

Description of Business, page 12

10.	You state on page F-18 that shipments to two customers accounted for 80% of your sales in the year ended May 31, 2019. Please disclose the material terms of your agreements with them, including but not limited to, the term and any termination provisions and the identity of the customers. In addition, add a risk factor disclosing your substantial dependence upon these customers and the effect on your business if the relationship terminates.

RESPONSE: We have added a risk factor regarding dependence on a few customers on page 5. As noted in the added language, the distributors that sold the majority of our products in the year ended May 31, 2019 are now wholly owned subsidiaries, and no one customer accounts for more than 20% of our sales. See also page 13.

Competitive Advantages, page 13

11.	Please disclose the basis for your belief that a more active trading market will develop for your shares. Clarify that there can be no assurance that any such market will develop.

RESPONSE: The language regarding the trading market for our securities has been clarified on page 14, and we have added language to indicate that no assurances can be given that an active market will develop.

Certain Relationships and Related Transactions, page 20

12.	Please disclose that Mr. Bilton will become entitled to cash compensation when the company receives at least $500,000 in a private placement or public offering. Please also disclose the related party transactions with Messrs. Tobias and Bilton described on page F-14. Refer to Item 404(d) of Regulation S-K.

RESPONSE: The requested disclosure regarding Mr. Bilton’s compensation has bee added on page 21, and the related party transactions are described on page 22.

13.	Please disclose the material terms of your loan arrangements or advances from your officers and directors, including the repayment terms and interest rates. We note that Messrs. Cornwall, Tobias, and Bilton have each advanced funds to the company for operating expenses and these amounts remain outstanding as of May 31, 2019.

RESPONSE: Language has been added to the description of related party transactions regarding terms of the advances. At this time, the Company has no agreements with any of the directors regarding their advances, the advances bear no interest, and no payments are due at this time. We have also included an affirmative statement that the balances are classified as long-term liabilities on the balance sheet to reflect that the amounts are likely to be repaid by issuance of our common stock.

Index to Financial Statements, page F-1

14.	You have provided financial statements as of May 31, 2019. As you prepare your amended document, please be aware of the requirements set forth in Rule 8-08 of Regulation S-X regarding the age of the financial statements included in your filing.

RESPONSE: We have added the first quarter unaudited financial statements for the quarter ended August 31, 2019 in accordance with Rule 8-08 of Regulation S-X.

General

15.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE: We advise the staff supplementally that neither we nor anyone authorized by us supplied potential investors with information in reliance on Section 5(d).

The above responses are believed by the Company to be fully responsive to the comments raised by the staff. Should you have any further comments or questions, or if you require further supplemental information, please direct your request to my attention at your earliest convenience.

Thank you in advance for your timely consideration of this first amendment filing to the Registration Statement. Should you have any questions, please contact the undersigned.

Sincerely,

/s/ Gary R. Henrie

Gary R. Henrie